Item 77M

On March 1, 2011, the Board of Directors of the Registrant approved the Agreement and Plan of Reorganization pursuant to which the Focused Equity Strategy Portfolio, a series of the Registrant (the "Acquired Fund"), would transfer all of its assets to the Focused Multi-Asset Strategy Portfolio, a series of the Registrant, in exchange solely for the assumption of the Acquired Fund's liabilities by the Focused Multi-Asset Strategy Portfolio and Class A, Class B, Class C and Class I shares of the Focused Multi-Asset Strategy Portfolio, which shares would be distributed by the Acquired Fund to the holders of its shares in complete liquidation thereof (the "Multi-Asset Reorganization"). On July 19, 2011, shareholders of the Acquired Fund approved the Agreement and Plan of Reorganization, and the Multi-Asset Reorganization was consummated on August 15, 2011.

On March 1, 2011, the Board of Directors of the Registrant approved Agreements and Plans of Reorganization pursuant to which each of the Focused Fixed Income and Equity Strategy Portfolio and Focused Fixed Income Strategy Portfolio, each a series of the Registrant (the "Acquired Funds"), would transfer all of their assets to the Focused Balanced Strategy Portfolio, a series of the Registrant, in exchange solely for the assumption of the Acquired Funds' liabilities by the Focused Balanced Strategy Portfolio and Class A, Class B and Class C shares of the Focused Balanced Strategy Portfolio, which shares would be distributed by the Acquired Funds to the holders of their shares in complete liquidation thereof (the "Balanced Reorganizations"). On July 19, 2011, shareholders of the Acquired Funds approved the Agreements and Plans of Reorganization, and the Balanced Reorganizations were consummated on August 15, 2011.